EXHIBIT 99.2

LONCOR RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular"), which is dated May 30, 2012, is furnished in connection with the solicitation of proxies by the management of LONCOR RESOURCES INC. (the "Corporation") for use at the annual meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual meeting of shareholders (the "Notice").  It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Corporation.  The cost of such solicitation will be borne by the Corporation.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

Each of the persons named in the enclosed form of proxy is an officer of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY.  SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY FINANCIAL TRUST COMPANY, SUITE 400, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 27th DAY OF JUNE, 2012, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised.  A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked.  A proxy may also be revoked in any other manner permitted by law.  The Corporation's registered office is located at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited.  If you purchased your shares through a broker, you are likely an unregistered shareholder.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and non-registered shareholders.  In the case of non-registered shareholders, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to non-registered shareholders (such non-registered shareholders are referred to under applicable securities legislation as "non-objecting beneficial owners"), or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of non-registered shareholders for distribution to such non-registered shareholders.  If you are a non-registered shareholder and the Corporation (or its agent) has sent the Meeting materials directly to you (which materials should include the Corporation's blue form of proxy (the "Corporation's Blue Proxy Form")), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the next paragraph.

If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote by proxy at the Meeting, please complete the Corporation's Blue Proxy Form and return it to Equity Financial Trust Company (the Corporation's transfer agent) by regular mail in the return envelope provided or by fax at (416) 595-9593.  If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the Corporation's Blue Proxy Form (and striking out the names of the persons designated in such form) and return the Corporation's Blue Proxy Form to Equity

Financial Trust Company by regular mail in the return envelope provided or by fax at (416) 595-9593 (do not complete the voting section of the form as your vote will be taken at the Meeting).

Intermediaries receiving Meeting materials from the Corporation are required to forward the materials to non-registered shareholders to seek their voting instructions in advance of the Meeting.  The intermediaries often have their own form of proxy and mailing procedures and provide their own return instructions.  If you received the Meeting materials from an intermediary and you wish to vote by proxy at the Meeting, you should carefully follow the instructions from the intermediary in order that your shares are voted at the Meeting.  Your shares can only be voted in accordance with your instructions.  If you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the proxy form provided by the intermediary (and striking out the names of the persons designated in such form) and return the form to the intermediary in the envelope provided (do not complete the voting section of the form as your vote will be taken at the Meeting).

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series.  As of the date of this Circular, an aggregate of 59,344,732 common shares of the Corporation and no preference shares of the Corporation were issued and outstanding.  Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

All shareholders of record at the close of business on May 29, 2012 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them.

As of the date of this Circular, the only persons or companies who, to the knowledge of the directors and executive officers of the Corporation, beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation are as follows:
Name	Number of Common Shares	Total of Common Shares

Arnold T. Kondrat (1)	9,721,018	16.38%
Newmont Mining Corporation of Canada Limited	9,700,000	16.35%

Kevin R. Baker (2)	7,164,331	12.07%

______________________________

(1)           Mr. Kondrat is Executive Vice President and a director of the Corporation.  See "Election of Directors".

(2)           Mr. Baker is a director of the Corporation.  See "Election of Directors".

CURRENCY

As the Corporation's financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated.  References in this Circular to "$" or "US$" are to United States dollars, references in this Circular to "Cdn$" are to Canadian dollars and references in this Circular to "£" are to United Kingdom pounds.

ELECTION OF DIRECTORS

The number of directors on the board of directors of the Corporation must consist of not more than ten (10) directors and not less than three (3) directors to be elected annually.  The number of directors to be elected at the Meeting is seven (7).  Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.  Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, as at the date of this Circular:

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s)	Director Since	Shares Beneficially Owned, Controlled or Directed (1)
Kevin R. Baker, QC (2) (3) Director Calgary, Alberta, Canada	President of Baycor Capital Inc. (a private merchant bank).	September 1, 2000	7,164,331
Maurice J. Colson (2) (3) Director Toronto, Ontario, Canada

Self-employed business consultant (actively involved in providing strategic counsel and assistance with financing to emerging private and public companies in Canada and to Canadian companies operating in China, Africa, and South America).
		March 31, 2011	Nil
Peter N. Cowley Chief Executive Officer, President and a director Surrey, United Kingdom	Chief Executive Officer and President of the Corporation.	October 26, 2009	120,000

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s)	Director Since	Shares Beneficially Owned, Controlled or Directed (1)
Arnold T. Kondrat Executive Vice President and a director Toronto, Ontario, Canada	Executive Vice President of Banro Corporation (a gold mining company); Executive Vice President of the Corporation; consultant to Delrand Resources Limited (a diamond exploration company); Executive Vice President of Gentor Resources Inc. (a mineral exploration company); President of Sterling Portfolio Securities Inc. (a private venture capital firm).	August 24, 1993	9,721,018
Richard J. Lachcik Director Oakville, Ontario, Canada	Partner of Norton Rose Canada llp (4) (a law firm).	June 29, 1998	11,666
Simon F. W. Village Vice President and a director Kent, United Kingdom	Chief Executive Officer and President of Banro Corporation (a gold mining company); consultant to Delrand Resources Limited (a diamond exploration company); consultant to the Corporation.	September 17, 2009	160,000
William R. Wilson (2) (3) Director Arvada, Colorado, U.S.A	Self-employed mineral industry consultant (provides consulting services in the areas of corporate management, engineering and marketing).	July 15, 1997	3,333

________________________

(1)
The information as to shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(2)	Member of the audit committee of the board of directors of the Corporation (the "Audit Committee").

(3)	Member of the compensation committee of the board of directors of the Corporation (the "Compensation Committee").

(4)	Norton Rose Canada llp acts as counsel to the Corporation.

Cease Trade Orders

Except as described below, none of the proposed directors of the Corporation as set forth in the above table is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Eurasia Gold Corp. was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on June 29, 2005 (following the filing of the required records).  Mr. Richard J. Lachcik, a director of the Corporation, was a director of Eurasia Gold Corp. during the time the said cease trade order was in effect.

As a result of not filing its audited financial statements for the year ended December 31, 2008 and related management's discussions and analysis by the filing deadline, New Horizon Uranium Corporation ("New Horizon") was made subject to an issuer cease trade order issued by the British Columbia Securities Commission which was revoked on November 5, 2009 (following the filing of the required records).  As a result of not filing by the filing deadline its audited financial statements for the year ended December 31, 2008 and related management's discussions and analysis, and its unaudited interim financial statements for the period ended March 31, 2009 and related management's discussions and analysis, New Horizon was made subject to an issuer cease trade order issued by the Alberta Securities Commission which was revoked on November 6, 2009 (following the filing of the required records).  William R. Wilson, a director of the Corporation, was a director and officer of New Horizon during the times the said cease trade orders were in effect.

Corporate Bankruptcies

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while such proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

Penalties or Sanctions

No proposed director of the Corporation, as set forth in the above table (or any personal holding company of such proposed director), has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

BDO Canada llp, Independent Registered Chartered Accountants and Licensed Public Accountants, are the current auditors of the Corporation and were first appointed auditors of the Corporation effective April 27, 2009.  Shareholders of the Corporation will be asked at the Meeting to reappoint BDO Canada llp as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration.  The resolutions shareholders will be asked to approve must be passed by a majority of the votes cast by shareholders at the Meeting in respect of each resolution.  Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of BDO Canada llp as the auditors of the Corporation and FOR authorizing the directors to fix the remuneration of the auditors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the compensation of the Corporation's executive officers.  The identified named officers of the Corporation (the "NEOs") who are the focus of this CD&A and who appear in the compensation tables of this Circular are: Peter N. Cowley, President and Chief Executive Officer of the Corporation (the "CEO"), Donat K. Madilo, Chief Financial Officer of the Corporation (the "CFO"), Arnold T. Kondrat, Executive Vice President of the Corporation, Howard Fall, Exploration Manager of the Corporation, and Geoffrey G. Farr, Corporate Secretary of, and in-house legal counsel to, the Corporation.

As the Corporation's business is the exploration of mineral properties, the Corporation often has to operate with limited financial resources and control costs to ensure that funds are available to complete scheduled programs and otherwise fund its operations.  As a result, the board of directors of the Corporation (the "Board") has attempted to keep the cash compensation paid to the Corporation's senior officers relatively modest, while providing long-term incentives through the granting of stock options. This is consistent with the Corporation's objective of preserving cash and also reflects the Corporation's belief that incentive stock options offer an effective mechanism for incentivizing management and aligning the interests of the Corporation's executive officers with those of the Corporation's shareholders.

Compensation Governance

In order to assist the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation, the Board has established the Compensation Committee.  The Compensation Committee is comprised of three directors, namely Kevin R. Baker (who acts as Chairman of the Compensation Committee), Maurice J. Colson and William R. Wilson, two of whom (Messrs. Colson and Wilson) have been determined to be independent within the meaning of section 1.4 of National Instrument 52-110.  Mr. Baker has been determined to not be independent within the meaning of section 1.4 of National Instrument 52-110.  The following is a brief summary of the experience of each member of the Compensation Committee relevant to his responsibilities in executive compensation.

Kevin R. Baker - Mr. Baker has been the President and Chief Executive Officer of a number of publicly traded companies, including the Corporation from September 2000 to November 2009.  He holds a Bachelor of Arts (Economics) and a Bachelor of Laws degree from the University of Alberta.  He was appointed Queens Counsel in 1994.  Mr. Baker currently sits on the compensation committee of a Toronto Stock Exchange-listed company.  He also has been a member of the audit committee of a number of public companies (and is currently a member of the Corporation’s Audit Committee).

Maurice J. Colson - Mr. Colson holds a Masters of Business Administration from McGill University in Montreal, and has worked in the investment industry for more than 35 years.  He was for many years managing director for a major Canadian investment dealer in the United Kingdom.  He is actively involved in providing strategic counsel and assistance with financing to emerging private and public companies in Canada and to Canadian companies operating in China, Africa, and South America.  Mr. Colson is a member of the audit committee of several Canadian publicly traded companies, and is the former President and Chief Executive Officer of the TSX Venture Exchange-listed company, Lithium One Resources.

William R. Wilson - Mr. Wilson holds a Masters of Business Administration from the University of Southern California.  He has been a director and senior officer of a number of public mineral resource companies in both Canada and the United States, and has been a member of the audit committee of several of these companies (and is currently a member of the Corporation’s Audit Committee).  His experience also includes responsibility for professional contracts and compensation in several publicly traded mining and technology companies.

The significant industry experience of each of the Compensation Committee members provides them with a suitable perspective to make decisions on the appropriateness of the Corporation’s compensation policies and practices.  All members of the Compensation Committee have been determined to be "financially literate" within the meaning of National Instrument 52-110, and are knowledgeable about the Corporation's compensation program.

Under its written charter, the Compensation Committee's responsibilities are set as follows: (a) review and recommend for approval to the Board the Corporation's key human resources policies; (b) review and recommend for approval to the Board the compensation and benefits policy and plans (including incentive compensation plans) for the Corporation; (c) review and recommend to the Board the employment agreements of the executive officers of the Corporation; (d) together with the Chairman of the Board (if any), evaluate annually the performance of the CEO and recommend to the Board his annual compensation package and performance objectives; (e) together with the Chairman of the Board (if any), review annually and recommend to the Board the annual compensation package and performance objectives of the other executive officers of the Corporation; (f) review annually and recommend to the Board the annual salaries (or percentage change in salaries) for non-executive staff of the Corporation; (g) review annually and recommend to the Board the adequacy and form of the compensation of the directors of the Corporation and be satisfied the compensation realistically reflects the responsibilities and risk involved in being such a director; (h) review annually and recommend for approval to the Board the executive compensation disclosure of the Corporation in its information circular, and be satisfied that the overall compensation philosophy and policy for senior officers is adequately disclosed and describes in sufficient detail the rationale for salary levels, incentive payments, stock options and all other components of executive compensation as prescribed by applicable securities laws; (i) determine grants of options to purchase shares of the Corporation under the Corporation's Stock Option Plan and recommend same to the

Board for approval; (j) engage, at the expense of the Corporation, any external professional or other advisors which it determines necessary in order to carry out its duties hereunder; and (k) perform any other activities consistent with this mandate as the Compensation Committee or the Board deems necessary or appropriate.

No policies or practices have been adopted by the Board or the Compensation Committee to determine the compensation for the Corporation’s directors or executive officers.  A compensation consultant or advisor has not, at any time since the Corporation’s most recently completed financial year, been retained to assist the Board or the Compensation Committee in determining compensation for any of the Corporation’s directors or executive officers.

Compensation Process

Determinations with respect to the compensation of the Corporation's senior officers (including decisions regarding annual bonuses) are made by the Board based on the recommendation of the Compensation Committee.  The Compensation Committee relies on the knowledge and experience of the members of the Compensation Committee, as well as on recommendations of the CEO, in making recommendations to the Board regarding senior officer compensation.  Neither the Corporation nor the Compensation Committee currently has any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of senior officer or director compensation.

When making recommendations to the Board regarding senior officer compensation, the Compensation Committee evaluates the officer's performance, including reviewing the Corporation's performance as against its business plans and the officer's achievements during the fiscal year.  The criteria upon which these recommendations are based has, to date, tended to be subjective and has reflected the Compensation Committee's views as to the nature and value of the contributions made by the executive officers to the achievement of the Corporation's corporate plans and objectives.  The Compensation Committee uses all data available to it to ensure that the Corporation is maintaining a level of compensation that is both commensurate with the size of the Corporation and sufficient to retain personnel it considers essential to the success of the Corporation.  In reviewing comparative data, the Compensation Committee does not engage in benchmarking for the purpose of establishing compensation levels relative to any predetermined level and does not compare its compensation to a specific peer group of companies.  In the Compensation Committee's view, external data provides insight into external competitiveness, but it is not an appropriate single basis for establishing compensation levels.  External data is considered, along with an assessment of individual performance and experience, the Corporation's business strategy, best practices/trends in human resources, and general economic considerations.

In recommending the NEOs' compensation packages, the Compensation Committee reviews the various elements of the NEOs' compensation in the context of the total compensation package (including salary, bonuses and prior awards under the Stock Option Plan).

Stock options are granted by the Board under the Corporation's Stock Option Plan to senior officers upon their commencement of service.  Additional grants are also made periodically under the Stock Option Plan to senior officers (a) to recognize exemplary performance (including in connection with a promotion within the Corporation) or a special contribution, or (b) to provide additional long term incentives.  The Board determines the particulars with respect to stock option grants.  The exercise price of each stock option granted under the Stock Option Plan is set at or above the closing price of the common shares of the Corporation (the "Common Shares") on the TSX Venture Exchange on the day preceding the grant.  See "Compensation Program - Compensation Program Design - Compensation Mix -

Stock Options" below for additional information regarding the process in respect of stock option grants to NEOs.

Compensation Program

Principles/Objectives of the Compensation Program

The primary goal of the Corporation's executive compensation program is to ensure that the compensation provided to the Corporation's senior officers is determined with regard to the Corporation's business strategy and objectives, such that the financial interests of the senior officers are matched with the financial interests of the shareholders.  The executive compensation program is designed to attract, motivate and retain top quality individuals at the executive level.  Having regard to these objectives of attracting, motivating and retaining, the program takes into account the location of the Corporation's operations in the Democratic Republic of the Congo and the lack of infrastructure and political, military and social instability relating to this location.  The Corporation strives to ensure that the Corporation's senior officers are compensated fairly and commensurately with their contributions to furthering the Corporation's strategic direction and objectives.

Compensation Program Design

Compensation Risk Management

The Compensation Committee evaluates the risks, if any, associated with the Corporation’s compensation policies and practices.  Implicit in the Board’s mandate is that the Corporation’s policies and practices respecting compensation, including those applicable to the Corporation’s NEOs, be designed in a manner which is in the best interests of the Corporation and its shareholders.  Risk evaluation is one of the considerations for this review.

A portion of the Corporation’s executive compensation consists of stock options granted under the Corporation's Stock Option Plan.  Such compensation is both "long term" and "at risk" and, accordingly, is directly linked to the achievement of long term value creation.  Since the benefits of such compensation, if any, are generally not realized by the NEO until a significant period of time has passed, the possibility of NEOs taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Corporation and its shareholders is extremely limited.

The other two main elements of compensation, salary and bonus, are capped to ensure preservation of capital and to provide upper payout boundaries, thereby reducing risks associated with unexpectedly high levels of pay.  In addition, the Compensation Committee believes it is unlikely that NEOs would take inappropriate or excessive risks at the expense of the Corporation and its shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions.

The Corporation’s compensation programs also allow for discretionary assessment of performance by the Compensation Committee to ensure that pay aligns with both perceived and actual performance.  In addition, all major transactions require approval by the Board.

Due to the size of the Corporation, and the current level of the Corporation’s activity, the Compensation Committee is able to closely monitor and consider any risks which may be associated with the Corporation’s compensation policies and practices.  Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Corporation are reviewed, and which includes executive compensation.  No risks have been identified arising from the

Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

The Corporation has a policy prohibiting directors and officers of the Corporation from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director or officer.

Compensation Mix

The total compensation mix was designed on the basis of the Corporation's compensation objectives.  Standard compensation arrangements for the Corporation's senior officers are composed of the following elements, which are linked to the Corporation's compensation and corporate objectives as follows:

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Base salary	● Attract and retain ● Reward	● Competitive pay ensures access to skilled personnel necessary to achieve corporate objectives.
Bonuses	● Motivate and reward
● Bonuses focus senior officers on the achievement of corporate objectives and reward exceptional performance.
● Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.

Stock options	● Motivate and reward ● Align interests with shareholders
● Stock option grants motivate and reward senior officers to increase shareholder value by the achievement of long-term corporate strategies and objectives.
● Encourages long-term tenure and performance.

Retention allowance (1)	● Attract and retain	● Encourages long-term tenure. ● Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.

______________________
(1)
A senior officer is entitled to receive a retention allowance (the "Retention Allowance") on termination of his employment with the Corporation, provided the officer has been with the Corporation for a minimum of two years and provided that termination is not due to misconduct (in the case of misconduct, the Retention Allowance is forfeited).  The amount of the Retention Allowance is equal to the officer's monthly base salary multiplied by the number of years the officer was with the Corporation (up to a maximum of 10 years), with any partial year being recognized on a pro rata basis.

The Corporation does not maintain pension plans or benefit plans or provide additional perks to its senior officers.

Base Salary

The Corporation provides senior officers with base salaries which represent their minimum compensation for services rendered during the fiscal year.  Base salaries depend on the officer's experience, responsibilities, skills and performance, general industry trends and practices, the Corporation's circumstances, including its existing financial resources, and the potential long term compensation provided by stock options as discussed below.  In addition to the above factors, decisions regarding any salary increases are impacted by each NEO's current salary.  A description of the material terms of the employment contract of Mr. Cowley as President and CEO is provided below under "Executive Compensation: Tables and Narrative - Termination and Change of Control Benefits".

Bonuses

While the Corporation has not yet established a formal annual bonus program, senior officers are generally eligible to receive an annual cash bonus in an amount up to a specified percentage of such officer's base salary.  Senior officers may also receive from time to time during the year cash bonuses to recognize exemplary performance or a special contribution.  See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the bonuses awarded to each of the NEOs in respect of services performed in 2011.

Stock Options

The grant of stock options to purchase Common Shares pursuant to the Corporation's Stock Option Plan is an integral component of the compensation packages of the senior officers of the Corporation.  The Compensation Committee believes that the grant of stock options to senior officers serves to motivate achievement of the Corporation's long-term strategic objectives and the result will benefit all shareholders.  The CEO makes recommendations to the Compensation Committee for potential grants of stock options.  His decisions are based in part upon the level of responsibility and contribution of the individuals toward the Corporation's goals and objectives.  Stock options are granted by the Board, pursuant to the Corporation's Stock Option Plan, and since the establishment of the Compensation Committee in June 2010 based upon the recommendation of the Compensation Committee.  The overall number of stock options that are outstanding relative to the number of outstanding Common Shares are also considered in determining whether to make any new grants of stock options and the size of such grants.  Since the Corporation does not grant stock options at a discount to the prevailing market price of the Common Shares, the stock options granted to senior officers have value only if, and to the extent that, the market price of the Common Shares increases, thereby linking equity-based executive compensation to shareholder returns.

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, for information regarding the stock options granted to the NEOs.

Retention Allowance

The Corporation believes that the Retention Allowance helps to attract and retain individuals in a competitive environment and encourages long-term tenure with the Corporation.

Analysis of 2011 Compensation

Base Salary

See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the base salary paid to each of the NEOs in 2011.  No change was made in 2011 to the salary of Messrs. Madilo and Kondrat which was in place at the end of 2010.  This was a result of either (a) the salary being previously fixed under the NEO's employment contract, or (b) the determination that the existing salary was competitive and appropriate in light of the individual NEO's performance and experience, the overall level of corporate activity and current economic conditions. Mr. Cowley’s annual salary was increased in 2011 from 156,000 United Kingdom pounds (being his salary in 2010) to 200,000 United Kingdom pounds, and Howard Fall’s annual salary was increased by 15% in 2011 to US$180,000.

Bonuses

The NEOs received cash bonuses in respect of services performed in 2011.  See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the amounts of such bonuses awarded to the NEOs.  The rationale for these bonuses was to recognize performance and the role played in furthering the Corporation's business plan.

Stock Options

During 2011, the Board granted the following number of stock options to NEOs under the Corporation's Stock Option Plan.  See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, which set out additional information in respect of these stock option grants.

Name	No. of Stock Options
Peter N. Cowley	150,000
Donat K. Madilo	50,000
Arnold T. Kondrat	150,000
Howard Fall	60,000
Geoffrey G. Farr	100,000

The stock option grant to Mr. Farr in 2011 was made as part of his compensation in connection with him joining the Corporation and is intended to provide long term incentive.  The stock option grants to the other NEOs in 2011 were intended to provide long term incentives and to recognize performance.

Share Performance Graph

The following graph illustrates the Corporation's cumulative shareholder return (assuming the re-investment of dividends of which there have been none) from December 31, 2006 to December 31, 2011, based upon a Cdn$100 investment made on December 31, 2006 in the Corporation’s Common Shares, and compares the Corporation's cumulative shareholder return to the cumulative total shareholder return from a similar investment in the Total Return Index Value of the S&P/TSX Composite Index (the "TSX") over the same period.  The price performance of the Common Shares as shown on the graph does not necessarily indicate future price performance.

December 31,	2006	2007	2008	2009	2010	2011
Loncor	$100	$123	$171	$993	$1,438	$1,014
TSX	$100	$110	$74	$99	$117	$107

As described above, various factors are considered in determining the compensation of senior officers.  The Common Share performance is one performance measure but there is no direct correlation between Common Share performance and executive compensation.

The Corporation operates in a commodity business and the Common Share price is impacted by the market price of gold, which has fluctuated widely and is affected by numerous factors that are difficult to predict and beyond the Corporation's control.  The Common Share price is also affected by other factors beyond the Corporation's control, including general and industry-specific economic and market conditions.  The Compensation Committee and the Board evaluate performance by reference to the Corporation's business plan rather than by short-term changes in Common Share price based on their view that the Corporation's long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the stock price may be depressed by short-term factors.

The trend shown by the performance graph above represents a significant increase in the Corporation's cumulative total shareholder return during each of the first four years and a steep decline in 2011, with an overall significant increase from the December 31, 2006 price.  Over the same five year period the compensation (salary and bonus) received by the Corporation's executive officers, in aggregate, has increased as the Corporation has developed its business.  The Compensation Committee considers total executive compensation to be modest and reasonable in the Corporation's circumstances.

Compensation Committee Approval of CD&A

The Compensation Committee has reviewed and approved the CD&A and other compensation disclosure contained in this Circular, including the information contained below under the headings "Executive Compensation: Tables and Narrative" and "Director Compensation".

Submitted on behalf of the Compensation Committee:

Kevin R. Baker (Chairman)
Maurice J. Colson
William R. Wilson

Executive Compensation: Tables and Narrative

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the financial years ended December 31, 2011, December 31, 2010 and December 31, 2009, as applicable.

Name and Principal Position	Year	Salary (2) ($)	Share-based awards ($)	Option-based awards (3) ($)	Non-equity incentive plan compensation - Annual Incentive Plan (4) ($)	All other Compensation ($)	Total Compensation ($)
Peter N. Cowley (1) Chief Executive Officer	2011 2010 2009	$322,823 $241,376 $39,841	N/A N/A N/A	$281,725 Nil $610,361	$77,266 $84,941 N/A	$38,351 (5) $33,594 (5) $3,462 (5)	$720,165 $359,911 $653,664
Donat K. Madilo Chief Financial Officer	2011 2010 2009	$60,684 $58,260 $8,798	N/A N/A N/A	$93,908 $49,133 $87,804	$15,171 $20,391 N/A	$10,114 (6) Nil Nil	$179,877 $127,784 $96,602
Arnold T. Kondrat Executive Vice President (7)	2011 2010 2009	$121,368 $116,520 Nil	N/A N/A N/A	$281,725 Nil $263,412	$30,342 $234,982 N/A	$20,228 (8) Nil $105,576 (8)	$453,663 $351,502 $368,988
Howard Fall (9) Exploration Manager	2011 2010	$180,000 $130,410	N/A N/A	$112,690 $117,919	$45,000 $54,772	$25,232 (10) $59,064 (10)	$362,922 $362,165
Geoffrey G. Farr (11) Corporate Secretary	2011	$91,667	N/A	$170,927	$22,917	$7,667 (6)	$293,178 (6)

_____________________

(1)	Mr. Cowley was appointed CEO and President of the Corporation on November 1, 2009.

(2)
The salary for Mr. Cowley is paid in United Kingdom pounds.  The U.S. dollar amounts set out in the above table for the salary of Mr. Cowley were calculated using, in the case of the 2011 amount, an average exchange rate for 2011 of US$1.00 = £0.64712, in the case of the 2010 amount, an average exchange rate for 2010 of US$1.00 = £0.6463 and, in the case of the 2009 amount, an exchange rate of US$1.00 = £0.6024.  The salaries for Messrs. Madilo and Kondrat are paid in Canadian dollars.  The U.S. dollar amounts set out in the above table for the salaries of Messrs. Madilo and Kondrat were calculated using, in the case of the 2011 amounts, an average exchange rate for 2011 of Cdn$1.00 = US$1.0114, in the case of the 2010 amounts, an average exchange rate for 2010 of Cdn$1.00 = US$0.9710 and, in the case of the 2009 amount for Madilo, an average exchange rate for 2009 of Cdn$1.00 = US$0.8798.

(3)
These amounts represent the grant date fair value of the stock options awarded in the indicated year under the Corporation's Stock Option Plan, calculated in Canadian dollars and then converted to U.S. dollars using, in the case of the 2011 awards, an average exchange rate for 2011 of Cdn$1.00 = US$1.0114, in the case of the 2010 awards, an average exchange rate for 2010 of Cdn$1.00 = US$0.9710 and, in the case of the 2009 awards, an average exchange rate for 2009 of Cdn$1.00 = US$ US$0.8798.

Grant date fair value of the stock options granted to the NEOs in 2011 was calculated in accordance with the Black-Scholes model using the price of the Common Shares on the date of grant of Cdn$2.69, with the key valuation assumptions being stock price volatility of 115.19%, risk free interest rate of 1.91%, no dividend yield and expected life of three years.

Grant date fair value of the stock options granted to Messrs. Madilo and Fall in 2010 was calculated in accordance with the Black-Scholes model using the price of the Common Shares on the date of grant of Cdn$1.22, with the key valuation assumptions being stock price volatility of 157.32%, risk free interest rate of 1.9%, no dividend yield and expected life of three years.

Grant date fair value of the stock options granted to Messrs. Madilo and Kondrat in 2009 was calculated in accordance with the Black-Scholes model using the price of the Common Shares on the date of grant of Cdn$1.20, with the key valuation assumptions being stock price volatility of 157.43%, risk free interest rate of 1.89%, no dividend yield and expected life of three years.  Grant date fair value of the stock options granted to Mr. Cowley in 2009 was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$1.00, with the key valuation assumptions being stock price volatility of 157.75%, risk free interest rate of 1.9%, no dividend yield and expected life of three years.

(4)
These amounts represent the cash bonuses awarded to the NEOs in respect of services performed in the indicated year.  The bonus for Mr. Cowley in 2011 was awarded in United Kingdom pounds.  The U.S. dollar amount set out in the above table for such bonus amount for Mr. Cowley was calculated using an exchange rate of US$1.00 = £0.64712.  The bonuses for Messrs. Madilo and Kondrat in 2011 and 2010 were awarded in Canadian dollars.  The U.S. dollar amounts set out in the above table for such bonus awards for Messrs. Madilo and Kondrat were calculated using, in the case of the 2011 amounts, an average exchange rate for 2011 of Cdn$1.00 = US$1.0114, and in the case of the 2010 amounts, an average exchange rate for 2010 of Cdn$1.00 = US$0.9710.

(5)
For 2011 and 2010, this amount represents life and medical insurance premiums paid by the Corporation and the accrued Retention Allowance.  The breakdown of such items for 2011 is as follows: life and medical insurance premiums: $12,595; Retention Allowance: $25,756. The breakdown of such items for 2010 is as follows: life and medical insurance premiums: $10,385; Retention Allowance: $23,209.  For 2009, this amount represents life and medical insurance premiums paid by the Corporation.

(6)	These amounts represent the accrued Retention Allowance.

(7)	On October 23, 2009, Mr. Kondrat resigned as Chairman of the Board of the Corporation and was appointed Executive Vice President of the Corporation.

(8)
For 2011, this amount represents the accrued Retention Allowance.  For 2009, this amount represents management fees earned by Mr. Kondrat for his services to the Corporation.  These fees were accrued in Canadian dollars.  The U.S. dollar amount set out in the above table for such fees was calculated using an average exchange rate for 2009 of Cdn$1.00 = US$0.8798.

(9)	Dr. Fall became Exploration Manager of the Corporation on March 10, 2010.

(10)
This amount represents life and medical insurance premiums paid by the Corporation and the accrued Retention Allowance.  The breakdown of such items for 2011 is as follows: life and medical insurance premiums: $10,232; Retention Allowance: $15,000. The breakdown of such items for 2010 is as follows: life and medical insurance premiums: $3,842; Retention Allowance: $55,222.

(11)	Mr. Farr joined the Corporation on February 1, 2011.

The Corporation does not have any long-term incentive program other than its Stock Option Plan and does not have any defined or actuarial plans.

Incentive Plan Awards

The following table provides details regarding outstanding NEO option and share-based awards as at December 31, 2011:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Peter N. Cowley	Jan. 28, 2011	150,000	Cdn$2.69 (US$2.65)	Jan. 28, 2016	Nil	N/A	N/A
	Oct. 26, 2009	750,000	Cdn$1.00 (US$0.98)	Oct. 26, 2014	$350,025
Donat K. Madilo	Jan. 28, 2011	50,000	Cdn$2.69 (US$2.65)	Jan. 28, 2016	Nil	N/A	N/A
	Mar. 11, 2010	50,000	Cdn$1.25 (US$1.23)	Mar. 11, 2015	$11,000
	Sept. 30, 2009	100,000	Cdn$1.20 (US$1.18)	Sept. 30, 2014	$27,000
Arnold T. Kondrat	Jan. 28, 2011	150,000	Cdn$2.69 (US$2.65)	Jan. 28, 2016	Nil	N/A	N/A
	Sept. 30, 2009	300,000	Cdn$1.20 (US$1.18)	Sept. 30, 2014	$81,000
Howard Fall	Jan. 28, 2011	60,000	Cdn$2.69 (US$2.65)	Jan. 28, 2016	Nil	N/A	N/A
	Mar. 11, 2010	120,000	Cdn$1.25 (US$1.23)	Mar. 11, 2015	$26,400
	Sept. 30, 2009	25,000	Cdn$1.20 (US$1.18)	Sept. 30, 2014	$6,750
Geoffrey G. Farr	Jan. 11, 2011	100,000	Cdn$2.45 (US$2.41)	Jan. 11, 2016	Nil	N/A	N/A
	Mar. 11, 2010	50,000	Cdn$1.25 (US$1.23)	Mar. 11, 2015	$11,000
	Sept. 30, 2009	50,000	Cdn$1.20 (US$1.18)	Sept. 30, 2014	$13,500

_______________________
(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)
The exercise price of each of the stock options held by the NEOs is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 30, 2011 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.9833.

(3)
This is based on (a) the last closing sale price per share of the Common Shares as at December 31, 2011 of Cdn$1.48 as reported by the TSX, and (b) converting that price into a price of US$1.45 using the noon exchange rate on December 30, 2011 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.9833.

The following table provides details regarding outstanding NEO option-based awards, share-based awards and non-equity incentive plan compensation, which vested and/or were earned during the year ended December 31, 2011:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (2) (US$)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Peter N. Cowley	$521,882	N/A	N/A
Donat K. Madilo	$100,255	N/A	N/A
Arnold T. Kondrat	$190,017	N/A	N/A
Howard Fall	$92,379	N/A	N/A
Geoffrey G. Farr	$87,044	N/A	N/A

__________________________

(1)	Identifies the aggregate dollar value that would have been realized by the NEO if the NEO had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

(2)
The exercise price of each of the stock options held by the NEOs is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using an average exchange rate for 2011 of Cdn$1.00 = US$1.0114.

Pension Plan Benefits and Deferred Compensation Plans

The Corporation does not have a pension plan or a deferred compensation plan.

Termination and Change of Control Benefits

There is no contract, agreement, plan or arrangement that provides for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation or a change in an NEO's responsibilities, other than as set out below.

The Corporation and Mr. Cowley have entered into an employment contract (the "Cowley Agreement") which sets out the terms upon which Mr. Cowley performs the services of CEO and President of the Corporation.  Under the Cowley Agreement, Mr. Cowley was paid an annual salary in 2011 of 200,000 United Kingdom pounds (Mr. Cowley’s annual salary was increased from 156,000 United Kingdom pounds to 200,000 United Kingdom pounds in 2011), and the Corporation may, in the sole discretion of the Board, pay to Mr. Cowley a bonus in respect of each financial year of the Corporation during which Mr. Cowley's employment subsists.  The term of the Cowley Agreement expires on November 1, 2012, but may be renewed for a further period by agreement between the Corporation and Mr. Cowley (in 2011, the expiry of the term of the Cowley Agreement was extended from November 1, 2011 to November 1, 2012).  The Corporation may terminate the Cowley Agreement at any time for cause (as specified in the Cowley Agreement) without notice and without any payment in lieu of notice.  The Cowley Agreement further provides as follows: (a) in the event of a "change of control" (as such term is defined in the Cowley Agreement) of the Corporation, Mr. Cowley has the right to terminate the Cowley Agreement and is entitled to be paid by the Corporation an amount equal to two times his annual salary; and (b) if immediately prior to such termination Mr. Cowley holds stock options of the Corporation, Mr. Cowley shall, subject to any restrictions imposed by or resulting from any applicable law or stock exchange rule or policy, be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options.  The Cowley Agreement also provides as follows: (i) upon the occurrence of the "constructive dismissal" (as such term is defined in the Cowley Agreement) of Mr. Cowley, Mr. Cowley has the right to terminate the Cowley Agreement; (ii) Mr. Cowley may also terminate the Cowley

Agreement upon the breach by the Corporation of any of the covenants of the Cowley Agreement if any such breach is not rectified by the Corporation within 30 days after written notice of such breach has been given to the Corporation; and (iii) upon termination pursuant to items (i) or (ii), Mr. Cowley is entitled to be paid by the Corporation the salary that would otherwise have been payable to Mr. Cowley over the balance of the term the Cowley Agreement had Mr. Cowley not terminated the Cowley Agreement.

The following table sets out estimates of the incremental amounts payable to Mr. Cowley upon identified termination events as set out in the Cowley Agreement, assuming each such event took place on the last business day of fiscal year 2011.  The table includes the value of unvested stock options that would vest upon the occurrence of the termination event.

Change of Control Lump sum payment Stock options	£400,000 (1) Nil
Constructive Dismissal/Breach of Agreement by the Corporation Lump sum payment	£166,667 (2)

_____________________

(1)	This amount is equivalent to US$621,400 based on an exchange rate of £1.00 = US$1.5535 as at December 30, 2011.

(2)	This amount is equivalent to US$258,917 based on an exchange rate of £1.00 = US$1.5535 as at December 30, 2011.

Director Compensation

The directors of the Corporation were not paid any fees by the Corporation during the financial year ended December 31, 2011 for their services in their capacity as directors, other than as set out in the table below under "Director Summary Compensation Table".  The Corporation's directors are entitled to receive stock option grants under the Corporation's Stock Option Plan, as recommended by the Compensation Committee and determined by the Board.  The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Common Shares on the TSX Venture Exchange prior to the date the stock options are granted.

During the financial year ended December 31, 2011, the Corporation incurred legal expenses (and related costs) of Cdn$117,754 (or US$119,096 based on an average exchange rate for 2011 of Cdn$1.00 = US$1.0114) to Macleod Dixon llp (which acts as legal counsel to the Company and which is now called Norton Rose Canada llp after merging with Norton Rose OR llp effective January 1, 2012).  Richard J. Lachcik, a director of the Company, is a partner of Norton Rose Canada llp.

All directors receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Corporation purposes.

The Corporation maintains directors' and officers' liability insurance for the benefit of directors and officers of the Corporation carrying coverage in the amount of Cdn$5,000,000 as an aggregate limit of liability in each policy year.  The total annual premium payable by the Corporation for the policy is Cdn$14,580 and there is no deductible.

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Corporation's directors in the year ended December 31, 2011, other than Messrs. Cowley and Kondrat.  See "Executive Compensation: Tables and Narrative - Summary Compensation Table" above for a details regarding the compensation paid to Messrs. Cowley and Kondrat in respect of services rendered during 2011.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)	All other Compensation ($)	Total ($)
Kevin R. Baker	Nil	N/A	$93,908	N/A	Nil	$93,908
Maurice J. Colson	Nil	N/A	$81,620	N/A	Nil	$81,620
Richard J. Lachcik	Nil	N/A	$93,908	N/A	Nil (2)	$93,908
Simon F. W. Village	Nil	N/A	$281,725	N/A	$151,710 (3)	$433,435
William R. Wilson	$12,000	N/A	$93,908	N/A	Nil	$105,908

____________________

(1)
These amounts represent the grant date fair value of the stock options awarded under the Corporation's Stock Option Plan, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2011 of Cdn$1.00 = US$1.0114.  Grant date fair value of the stock options granted other than the stock options granted to Maurice Colson, was calculated in accordance with the Black-Scholes model using the price of the Common Shares on the date of grant of Cdn$2.69, with the key valuation assumptions being stock price volatility of 115.19%, risk free interest rate of 1.91%, no dividend yield and expected life of 3 years.  Grant date fair value of the stock options granted to Mr. Colson, was calculated in accordance with the Black-Scholes model using the price of the Common Shares on the date of grant of Cdn$2.56, with the key valuation assumptions being stock price volatility of 102.99%, risk free interest rate of 1.83%, no dividend yield and expected life of 3 years.

(2)	See the disclosure above under "Director Compensation" with respect to the legal expenses (and related costs) incurred by the Corporation to Macleod Dixon llp in 2011.

(3)
This amount represents consulting fees of $121,368 and a bonus award of $30,342.  These amounts were paid in Canadian dollars.  The U.S. dollar amount set out in the above table for such amount was calculated using an average exchange rate for 2011 of Cdn$1.00 = US$1.0114.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2011 by the directors of the Corporation other than Messrs. Cowley and Kondrat.  See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for details regarding the outstanding stock options held by Messrs. Cowley and Kondrat as at December 31, 2011.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Kevin R. Baker	Jan. 28, 2011	50,000	Cdn$2.69 (US$2.65)	Jan. 28, 2016	Nil	N/A	N/A
	Sept. 30, 2009	300,000	Cdn$1.20 (US$1.18)	Sept. 30, 2014	$81,000
Maurice J. Colson	April 6, 2011	50,000	Cdn$2.69 (US$2.65)	April 6, 2016	Nil	N/A	N/A
	Sept. 30, 2009	100,000	Cdn$1.20 (US$1.18)	Sept. 30, 2014	$27,000
Richard J. Lachcik	Jan. 28, 2011	50,000	Cdn$2.69 (US$2.65)	Jan. 28, 2016	Nil	N/A	N/A
	Sept. 30, 2009	50,000	Cdn$1.20 (US$1.18)	Sept. 30, 2014	$13,500
Simon F. W. Village	Jan. 28, 2011	150,000	Cdn$2.69 (US$2.65)	Jan. 28, 2016	Nil	N/A	N/A
	Sept. 30, 2009	300,000	Cdn$1.20 (US$1.18)	Sept. 30, 2014	$81,000
William R. Wilson	Jan. 28, 2011	50,000	Cdn$2.69 (US$2.65)	Jan. 28, 2016	Nil	N/A	N/A
	Sept. 30, 2009	50,000	Cdn$1.20 (US$1.18)	Sept. 30, 2014	$13,500

________________________
(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)
The exercise price of each of the stock options held by the directors is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 30, 2011 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.9833.

(3)
This is based on (a) the last closing sale price per share of the Common Shares as at December 31, 2011 of Cdn$1.48 as reported by the TSX, and (b) converting that price into a price of US$1.45 using the noon exchange rate on December 30, 2011 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.9833.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Corporation other than Messrs. Cowley and Kondrat, which vested and/or were earned during the year ended December 31, 2011.  See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Messrs. Cowley and Kondrat, which vested and/or were earned during the year ended December 31, 2011.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (2) (US$)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Kevin R. Baker	$182,178	N/A	N/A
Maurice J. Colson	$59,420	N/A	N/A
Richard J. Lachcik	$33,629	N/A	N/A
Simon F. W. Village	$190,017	N/A	N/A
William R. Wilson	$33,629	N/A	N/A

____________________

(1)	Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

(2)
The exercise price of each of the stock options held by the directors is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using an average exchange rate for 2011 of Cdn$1.00 = US$1.0114.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at December 31, 2011, the number of Common Shares to be issued upon the exercise of any outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of Common Shares remaining available for future issuance under equity compensation plans of the Corporation.

Plan Category	Number of Common Shares to be issued upon exercise of any options, warrants and rights outstanding as at Dec. 31, 2011	Weighted-average exercise price of options, warrants and rights outstanding as at Dec. 31, 2011	Number of Common Shares remaining available for future issuance under equity compensation plans as at Dec. 31, 2011 (excluding shares reflected in the first column)
Equity compensation plans approved by shareholders (1)	4,945,000 (2)	Cdn$1.65	3,055,000
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Totals	4,945,000 (2)	Cdn$1.65	3,055,000

___________________

(1)	The only equity compensation plan of the Corporation approved by shareholders is the Corporation's Stock Option Plan.

(2)	As of the date of this Circular, there are outstanding under the Corporation's Stock Option Plan a total of 5,055,000 stock options.

  INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, is indebted to the Corporation or a subsidiary of the Corporation.

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below, no director or officer of the Corporation, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (a "10% Shareholder"), no director or officer of a 10% Shareholder or of a subsidiary of the Corporation and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's financial year ended December 31, 2010 or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

In February 2011, the Corporation completed concurrent brokered and non-brokered private placement equity financings. Pursuant to the brokered private placement financing, the Corporation issued a total of 8,500,000 common shares at a price of Cdn$2.35 per share, resulting in total gross proceeds of Cdn$19,975,000.  Pursuant to the non-brokered private placement financing, the Corporation issued to Newmont Mining Corporation of Canada Limited ("Newmont") 1,700,000 common shares of the Corporation at a price of Cdn$2.35 per share for total gross proceeds of Cdn$3,995,000.

In February 2011, the Corporation and Newmont entered into a technology consultation services agreement pursuant to which Newmont agreed to make available to the Corporation, at the Corporation’s reasonable request, exploration consultation services to assist the Corporation in the exploration of the Corporation's Ngayu gold project in the Democratic Republic of the Congo.  The scope of such services provided from time to time and the compensation for such services are to be set out in a work order agreed to and executed by both parties from time to time.

Newmont is currently the Corporation’s second largest shareholder, holding 9,700,000, or 16.35%, of the outstanding Common Shares (see "Voting Securities and Principal Holders Thereof").  Newmont’s address is 20 Eglinton Avenue West, Suite 1900, Toronto, Ontario, M4R 1K8, Canada.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2011 (the "2011 Financial Statements"), together with the auditors' report thereon, will be placed before the Meeting.

CORPORATE GOVERNANCE MATTERS

The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-101 (which is entitled "Disclosure of Corporate Governance Practices") provides that the corporate governance disclosure required by Form 58-101F1 must be included in this Circular.  The following addresses the items identified in Form 58-101F1.

Board of Directors

A director is considered "independent" if he has no direct or indirect material relationship with the Corporation.  A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment.  There are also certain circumstances which are deemed to establish a "material relationship" for the purpose of determining independence under National Instrument 58-101.  The Board currently consists of seven persons, three of whom have been determined to be independent within the meaning of National Instrument 58-101 and four of whom have been determined to not be independent within the meaning of National Instrument 58-101.  Each of Maurice J. Colson, Simon F. W. Village and William R. Wilson has been determined to be independent within the meaning of National Instrument 58-101.  Kevin R. Baker (who was CEO and President of the Corporation until November 1, 2009), Peter N. Cowley (who is CEO and President of the Corporation), Arnold T. Kondrat (who is Executive Vice President of the Corporation) and Richard J. Lachcik (who is a partner of Norton Rose Canada llp, which acts as legal counsel to the Corporation) have been determined to not be independent within the meaning of National Instrument 58-101.

The Board facilitates its exercise of independent judgment in carrying out its responsibilities by maintaining three independent directors.  The Board also believes that the fiduciary duties placed on individual directors by the Ontario Business Corporations Act (the Corporation's governing corporate legislation) and by the common law and the restrictions placed by such legislation on an individual directors' participation in decisions of the Board in which the director has an interest ensure that the Board operates independently of management and in the best interests of the Corporation.

The independent directors of the Corporation do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  However, to facilitate open and frank discussion among its independent directors, the Board has adopted a practice of setting aside time at each meeting of the Board for the independent directors to hold discussions without management present.  As well, an in camera session is held, without management present, at each Audit Committee meeting with the external auditors of the Corporation (when the auditors are present at the meeting).

Directorships

The following directors of the Corporation are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Names of Other Issuers

Kevin R. Baker	Calfrac Well Services Ltd.

Maurice J. Colson	Lithium One Inc. Hornby Bay Mineral Exploration Ltd. Alexis Minerals Corporation Stetson Oil & Gas Ltd. China Goldcorp Ltd. Loncor Resources Inc. Sagittarius Capital Corporation Sagres Energy Inc.

Peter N. Cowley	Banro Corporation Cluff Gold plc Cluff Natural Resources plc

Arnold T. Kondrat	Banro Corporation Delrand Resources Limited Gentor Resources Inc.

Richard J. Lachcik	Banro Corporation Cerro Grande Mining Corporation

Simon F. W. Village	Banro Corporation Delrand Resources Limited Gentor Resources Inc.

William R. Wilson	Delrand Resources Limited

Meetings of the Board of Directors

The frequency of Board meetings and the nature of the meeting agendas depend upon the nature of the business and affairs of the Corporation from time to time.  During the financial year ended December 31, 2011, the Board held two meetings, and during 2012 up to the date of this Circular there have been two Board meetings.  In addition to the business conducted at such meetings, various other matters were approved by written resolution signed by all members of the Board.

Name	Meetings Attended #
Kevin R. Baker	4
Maurice J. Colson	3 (1)
Peter N. Cowley	4
Arnold T. Kondrat	4
Richard J. Lachcik	4
Simon F. W. Village	3
William R. Wilson	4

____________________

(1)	Mr. Colson was appointed a director of the Corporation on March 31, 2011. Since his appointment there have been three Board meetings, all of which he attended.

Board Mandate

The Board does not have a written mandate.  In broad terms, the Board is responsible for the overall stewardship of the Corporation and, as such, supervises the management of the business and affairs of the Corporation.  More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving financings and acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the Corporation.  The Board is also responsible for approving the appointment of officers, stock option grants, financial statements and proxy materials.

Position Descriptions

The Board has not developed written position descriptions for the chair of each Board committee or the CEO of the Corporation.  The Corporation does not have a Chairman of the Board.  The Corporation's President and CEO is responsible for the day-to-day operations of the Corporation.  The President and CEO and other members of senior management undertake a significant role in the long range planning and corporate finance activities of the Corporation.

Both of the Board's committees, the Audit Committee and the Compensation Committee, have charters which set out their respective roles and responsibilities.

Orientation and Continuing Education

Due to the size of the Board, no formal program currently exists for the orientation of new directors.  Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation regarding (a) the role of the Board, its committees and its directors, and (b) the nature and operations of the Corporation's business, will be necessary and relevant to each new director.

No formal continuing education program currently exists for the Corporation's directors.  Each of the Corporation's directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.  The Corporation's legal counsel advises the Board on any changes in laws or regulations relevant to the duties and responsibilities of directors.

Ethical Business Conduct

The Board expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity.

The Board has adopted a code of business conduct and ethics for directors, officers and employees (the "Code").  A copy of the Code may be obtained from the Chief Financial Officer of the Corporation at (416) 366-2221 and is also available on SEDAR at www.sedar.com.  Each director, officer and employee of the Corporation is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code.  Any observed breaches of the Code must be reported to the Corporation's CEO.

There have been no material change reports filed since the beginning of the Corporation's most recently completed financial year that pertains to any conduct of a director or executive officer of the Corporation that constitutes a departure from the Code.

The Board has also adopted a "whistleblower" policy which provides employees, consultants, officers and directors with the ability to report, on a confidential and anonymous basis, violations within the Corporation's organization, including (but not limited to), questionable accounting practices, disclosure of fraudulent or misleading financial information, instances of corporate fraud, or harassment.  The Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical business conduct.

In accordance with the Ontario Business Corporations Act (the Corporation's governing corporate legislation), directors of the Corporation who are a party to, or are a director or an officer of or have a material interest in a party to, a material contract or material transaction or a proposed material contract or proposed material transaction, are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

Nomination of Directors

The Board has not appointed a nominating committee and does not believe that such a committee is warranted at the present time.  The Board determines new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by Board members, including both formal and informal discussions among Board members and officers.

Compensation

See the disclosure in this Circular under "Executive Compensation".

Other Board Committees

The Board does not have any standing committees other than the Audit Committee and the Compensation Committee.

Assessments

The Board monitors but does not formally assess the effectiveness and contribution of the Board, its committees and individual Board members.  To date, the Board has satisfied itself, through informal discussions, that the Board, its committees and individual Board members are performing effectively.

U.S. CORPORATE GOVERNANCE MATTERS

The Corporation's Common Shares are listed on the NYSE MKT LLC (the "NYSE MKT").  The NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is permitted by home country law.  A description of the significant ways in which the Corporation's governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Meeting Quorum Requirement: NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on NYSE MKT is required to state its quorum requirement in its by-law. The Corporation's quorum requirement is set forth in its by-law, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy holder or representative for a shareholder so entitled.

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission.  The Corporation is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, (the "Exchange Act") and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

Independence of Directors: NYSE MKT requires that the majority of a company's directors be independent.  The Corporation does not have a majority of independent directors, but does satisfy the requirements of applicable Canadian laws with respect to the composition of its Board.

Nominating Process: NYSE MKT requires that director nominations must be either selected or recommended to the board by either a nominating committee or a majority of independent directors.  In addition, NYSE MKT requires a formal written charter or board resolution addressing the nominations process.  Under applicable Canadian laws, the Corporation's director nominations are not required to be selected or recommended to the Board by either a nominating committee or a majority of independent directors and the Corporation is not required to adopt a formal written charter or board resolution addressing the nominations process.

Executive Compensation: NYSE MKT requires executive compensation to be decided by a compensation committee comprised entirely of independent directors or a majority of independent directors.  Under applicable Canadian laws, the Corporation is not required to have a compensation committee comprised entirely of independent directors or to have executive compensation determined by a majority of independent directors.

U.S. Audit Committee Matter

Kevin R. Baker, a member of the Audit Committee, is considered not independent within the meaning of applicable U.S. securities laws as he was the Corporation’s President and CEO within the last three years (he resigned as President and CEO on November 1, 2009).  The Corporation is relying upon the "exceptional and limited circumstances" exception to the NYSE MKT audit committee composition rule under such laws that each member of the Corporation’s Audit Committee must be independent.  The Board has determined that membership on the Audit Committee by Mr. Baker is required by the best interests of the Corporation and its shareholders, having regard to Mr. Baker’s experience, expertise and history with the Corporation and the Corporation’s current stage of development.  The Board has also determined that Mr. Baker is able to exercise the impartial judgement necessary for him to fulfill his responsibilities as an Audit Committee member.

ADDITIONAL INFORMATION

Financial information relating to the Corporation is provided in the 2011 Financial Statements and the Corporation's management's discussion and analysis relating to such financial statements (the "2011 MD&A").  Copies of this Circular, the 2011 Financial Statements, the 2011 MD&A, the interim consolidated financial statements of the Corporation subsequent to the 2011 Financial Statements and the Corporation's management's discussion and analysis relating to such interim financial statements, as well as additional information relating to the Corporation, are available on SEDAR at www.sedar.com.  Copies of such documents may also be obtained without charge by writing to the Chief Financial Officer of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board.  Unless otherwise indicated, information contained in this Circular is given as of May 30, 2012.

DATED the 30th day of May, 2012.

BY ORDER OF THE BOARD

(signed)

Geoffrey G. Farr
Corporate Secretary